AMENDMENT TO

                        INVESTMENT MANAGEMENT AGREEMENT

                                    BETWEEN

                  T. ROWE PRICE CAPITAL OPPORTUNITY FUND, INC.

                                      AND

                         T. ROWE PRICE ASSOCIATES, INC.

     This is an Amendment to the Investment Management Agreement (the "Agreement"), made as of the 21st day of April, 1999, by and between T. ROWE PRICE CAPITAL OPPORTUNITY FUND, INC., a corporation organized and existing under the laws of the State of Maryland (hereinafter called the "Fund"), and T. ROWE PRICE ASSOCIATES, INC., a corporation organized and existing under the laws of the State of Maryland (hereinafter called the "Manager").

                              W I T N E S S E T H:

     WHEREAS, the Fund is engaged in business as an open-end management investment company and is registered as such under the federal Investment Company Act of l940, as amended (the "Act"); and

     WHEREAS, the Manager is engaged principally in the business of rendering investment supervisory services and is registered as an investment adviser under the federal Investment Advisers Act of l940, as amended;

     WHEREAS, the Fund and the Manager first entered into the Agreement on November 2, 1994 and such Agreement has been renewed each year thereafter on the same terms and conditions;

     WHEREAS, the Manager has proposed to lower the Fund's Individual Fund Fee and the Fund's Board of Directors has determined on the date first above written that such action would be in the best interest of the Fund and its shareholders; and

     WHEREAS, the Manager and the Fund desire to continue the Agreement on the same terms and conditions other than as described immediately above and below;

     NOW, THEREFORE, in consideration of the premises and the mutual promises hereinafter set forth, the parties hereto agree as follows:
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     1.

Subparagraph B. of Paragraph 3 of the Agreement is amended to read as follows:

          B.
FUND FEE. The monthly Fund Fee ("Monthly Fund Fee") shall be the sum of the daily Fund Fee accruals ("Daily Fund Fee Accruals") for each month. The Daily Fund Fee Accrual for any particular day will be computed by multiplying the fraction of one (1) over the number of calendar days in the year by the Fund Fee Rate of 0.35% and multiplying this product by the net assets of the Fund for that day, as determined in accordance with the Fund's prospectus as of the close of business on the previous business day on which the Fund was open for business.

     2.
All other terms and conditions of the Agreement remain in full force and effect until April 30, 2000, unless terminated on an earlier date pursuant the provisions of Paragraph 13 of the Agreement.

     IN WITNESS WHEREOF, the parties hereto have caused this Amendment to be signed by their respective officers thereunto duly authorized and their respective corporate seals to be hereunto affixed, as of the day and year first above written.


Attest:                           T. ROWE PRICE CAPITAL OPPORTUNITY
                                 FUND, INC.

/s/Patricia S. Lippert              /s/William J. Stromberg
_________________________________ By: __________________________________
Patricia S. Lippert                  William J. Stromberg
Secretary                           President


Attest:                             T. ROWE PRICE ASSOCIATES, INC.

/s/Barbara Van Horn              /s/Henry H. Hopkins
__________________________________ By: __________________________________
Barbara Van Horn                     Henry H. Hopkins
Assistant Secretary                  Managing Director